Exhibit 99.1

Galmed Pharmaceuticals Announces the Enrollment of the
First Patient in the ARRIVE Study

AramacholTM for the Treatment of Patients with HIV-Associated Lipodystrophy and Nonalcoholic Fatty Liver Disease

TEL AVIV, Israel, March 1, 2016 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of liver diseases, announced today that it has randomized the first patient in the ARRIVE Study (ARamcholTM for the Reversal of HIV-AssociatEd Lipodystrophy and NAFLD), a proof-of-concept clinical trial that will evaluate the safety and efficacy of AramacholTM in up to 50 patients with HIV-associated lipodystrophy and nonalcoholic fatty liver disease, or NAFLD.

The ARRIVE Study is a randomized, double-blinded, allocation-concealed, placebo-controlled, proof-of-concept Phase IIa clinical trial, which is an investigator-initiated study, and is being conducted at the NAFLD Research Center, University of California San Diego by Professor Rohit Loomba. The study will evaluate up to 50 patients with HIV-Associated Lipodystrophy and NAFLD, with either AramcholTM at 600 mg or a placebo for 12 weeks. Pre- and post-treatment MRI-measured liver fat content and total body fat via dual energy x-rayabsorptiometry (DEXA) will be compared. The primary end point of successful therapy will be an improvement in hepatic steatosis as measured by MRI. Secondary endpoints will be an improvement in total body fat, metabolic profile, and liver biochemistry.

Professor Loomba and his team of collaborators, including Professor Sirlin at UCSD, have pioneered the development of MRI-based assessment of treatment response in NAFLD, and will be using advanced imaging methods to assess treatment response in patients with HIV-associated NAFLD and lipodystrophy. “At the NAFLD Research Center, UCSD, our approach is to apply innovative clinical trial design by collaborating across disciplines to find solutions for clinical problems for patients suffering from liver diseases, and the ARRIVE Study is a prime example of this innovative team science approach as it brings together clinicians working on liver disease, MR imaging, body composition and HIV to help solve the understudied and under-appreciated issue of HIV-associated NAFLD and lipodystrophy,” said Professor Loomba, Director, NAFLD Research Center, UCSD.

“In patients with human immunodeficiency virus (HIV) infection, liver disease is among the leading causes of death,” stated Galmed President and CEO, Allen Baharaff. Mr. Baharaff continued, “Nearly half of the HIV infected patients without viral hepatitis that undergo evaluation for unexplained liver test abnormalities are found to have NAFLD. The prevalence of NAFLD is higher in individuals with HIV infection than in the general population. To date, there are no therapies for the treatment of HIV-associated NAFLD – like NASH – and clinical trials in this area have been few.”

About HIV-Associated Lipodystrophy and Nonalcoholic Fatty Liver Disease:

Human Immunodeficiency Virus (HIV) is a major global health issue, with 35.3 million people living with the disease worldwide, 2-3 million of which are in the United States, and Western and Central Europe[1]. While effective combination antiretroviral therapy (cART) has resulted in a major reduction in acquired immunodeficiency syndrome (AIDS)-related mortality overall, liver disease is now the second leading cause of death in patients with HIV, accounting for nearly 7-14% of all deaths in this population¹. Although viral hepatitis is still the leading cause of liver related morbidity and mortality in this population, nearly half of the HIV-infected patients without viral hepatitis that undergo evaluation for unexplained liver test abnormalities are found to have NAFLD¹. The prevalence of NAFLD is higher in individuals with HIV infection than in the general population. In a recently conducted clinical trial at the University of California San Diego by Professor Rohit Loomba, the largest such study to-date, which compared age and sex matched patients with primary NAFLD, with patients with HIV-associated NAFLD, patients with HIV-associated NAFLD had significantly higher rates of definite steatohepatitis (63% vs. 37%, P = 0.04), and more features of liver injury, including lobular inflammation (<0.001) and acidophil bodies (<0.001). More information about the ARRIVE Study may be found on ClinicalTrials.gov identifier: NCT02684591.

About Nonalcoholic Fatty Liver Disease and Nonalcoholic Steatohepatitis:

Nonalcoholic fatty liver disease (NAFLD) is the most common cause of chronic liver disease in the United States and it affects almost 30% of adults in Western countries. With climbing obesity rates and more sedentary patient populations, the prevalence of NAFLD is increasing worldwide and is becoming the predominant cause of chronic liver disease in parts of the world. NAFLD represents a spectrum of diseases ranging from simple excess liver fat, or steatosis, to nonalcoholic steatohepatitis (NASH). NASH is the progressive form of fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality in persons who drink little or no alcohol. NASH represents the more severe end of this spectrum and is characterized by steatosis, ballooning degeneration and lobular inflammation with or without fibrosis. Long-term risks of NASH include cardiovascular disease, cirrhosis, hepatocellular carcinoma and end stage liver disease requiring liver transplantation.

About Galmed Pharmaceuticals Ltd.:

Galmed is a clinical-stage biopharmaceutical company focused on the development of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, AramcholTM, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of AramcholTM in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

[1] Global Markets Direct (Lipodystrophy – Pipeline Review, H2 2015).

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 31, 2015, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605